Reply to the Attention of	Herbert I. Ono
Direct Line	(604) 691-7493
Direct Fax	(604) 893-2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	274756
Date	March 25, 2022

Via EDGAR Correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention:  Division of Corporation Finance

 Office of Real Estate & Construction

Dear Sirs/Mesdames:

Re: Greenbriar Capital Corp.
Registration Statement on Form 20FR-12G
Filed January 28, 2022
SEC File No. 000-56391

We are counsel for and write on behalf of Greenbriar Capital Corp. (the "Company") in response to the Staff's letter of February 27, 2022 (the "Comment Letter") with respect to the Company's registration statement on Form 20-FR12G, as originally filed with the United States Securities and Exchange Commission (the "Commission") on January 28, 2022 (the "Registration Statement").

On behalf of the Company, we confirm that the Company has filed with the Commission, via the EDGAR system, Amendment No. 1 to the Registration Statement (the "Amended Registration Statement").

On behalf of the Company, we provide below our item-by-item responses to the comments made in the Commission's Comment Letter.  We confirm that the factual information provided herein relating to the Company has been made available to us by the Company.  We also confirm that paragraph numbering used for each response below corresponds to the paragraph numbering used in the Comment Letter.

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March 25, 2022 Page 2

Item 3. Key Information, page 4

1. We note your disclosure on page 25 that your four land lease option agreements in Puerto Rico expired on December 30, 2021. Please include specific risk factor disclosure regarding the risk you face if you are unable to renew these option agreements.

During the intervening period of time between the filing of the Registration Statement and the filing of the Amended Registration Statement, the four land lease option agreements in Puerto Rico that were to have expired on December 30, 2021 (collectively, the "Montalva and Lajas Option Agreements") have been extended to December 30, 2022.  The Company has updated the relevant disclosure concerning the Montalva and Lajas Option Agreements at pages 27, 28 and 34 of the Amended Registration Statement.

The Company has added a related risk factor at page 6 of the Amended Registration Statement under the summary heading, "In connection with our planned Montalva Solar Project, we have entered into four land lease option agreements in Puerto Rico, the respective terms of which have been extended to December 30, 2022.  If the development of the Montalva Solar Project is delayed beyond that date, and we are not successful in negotiating further extensions, we would be required to identify and lease an alternative site.  If we are unable to do so, we would be prevented from proceeding with the Montalva Solar Project."

Item 3.D. Risk Factors

The Company's officers and directors may have conflicts of interests arising out of their relationships with other companies, page 9

2. We note your disclosure on page 17 that Jeffrey Ciachurski, your chief executive officer, is also the chief executive officer of Captiva Verde Wellness Corp. ("Captiva"), another company listed on the Canadian Securities Exchange. Your chief financial officer, Anthony Balic, also serves as the chief financial officer of Captiva, and Michael Boyd serves as a director of both companies. Please revise the risk factor disclosure to describe the specific risk to shareholders. You should detail, for example, the risk created when your CEO, CFO, and board of directors must address a dispute between the parties under the option and joint venture agreement to which both are a party. Please also disclose the percentage of their time that your directors and officers will spend on your business, given their significant involvement with other companies. In this regard, we note your statement on page 25 that "In the past three years, the management team [of your Montalva Solar Project] has built or been involved in the financing of 54 new solar, wind and geothermal facilities with other companies.".

March 25, 2022 Page 3

The Company has included a specific risk factor at page 11 of the Amended Registration Statement, under the summary heading "Our chief executive officer and our chief financial officer also serve as executive officers of Captiva Verde Wellness Corp., which is party to a joint venture with our Company in relation to the Sage Ranch Real Estate Project, and one of our directors also serves as a director of that company, which could adversely affect their respective abilities to act impartially and in the best interests of our Company should a dispute arise between the Company and Captiva Verde Wellness Corp..", which expressly discloses that:

  Mr. Ciachurski, the Company's chief executive officer, is also the chief executive officer of Captiva Verde Wellness Corp. ("Captiva"), a Canadian public company listed on the Canadian Securities Exchange which is party to a joint venture with the Company in relation to the Sage Ranch Real Estate Project;

  Mr. Balic, the Company's chief financial officer, also serves as the chief financial officer of Captiva;

  Mr. Boyd serves as a director of both companies; and

  as a result, they may not be in a position to act impartially and in the sole best interests of the Company if a dispute were to arise between the Company and Captiva.

The Company has also expanded the risk factor included at page 10 of the Amended Registration Statement, under the summary heading "The Company's officers and directors may have conflicts of interest arising out of their relationships with other companies."

The disclosure in Item 1.A, Directors and Senior Management, on page 3 of the Amended Registration Statement, and in Item 6.A, Directors and Senior Management - Business Experience, commencing on page 38 of the Amended Registration Statement,  has been revised to reflect that:

  Jeffrey Ciachurski, the Company's chief executive officer, devotes a minimum of 40 hours per week to the Company;

  Anthony Balic, the Company's chief financial officer, devotes a minimum of 20 hours per week to the Company;

  Clifford Webb, the Company's president, devotes a minimum of 40 hours per week to the Company; and

  Devon Sandford, president of Greenbriar Alberta Holdco Inc., the Company's wholly-owned subsidiary, devotes a minimum of 20 hours per week to that role.

Item 4. Information on the Company, page 14

3. Please briefly describe the delays and ongoing disputes with respect to the Montalva Solar Project. Please consider adding appropriate risk factor disclosure.

March 25, 2022 Page 4

The disclosure under Item 4.A, History and development of the Company, at page 17 of the Amended Registration Statement, has been expanded to confirm that:

  the revised 80 MW AC Power Purchase and Operating Agreement (the "PPOA") between the Company and the Puerto Rico Energy Power Authority ("PREPA") dated May 28, 2020 (which relates to the development of the initial phase of the Montalva Solar Project), remains subject to final approval by the Puerto Rico Financial Oversight and Management Board (the "FOMB");

  on February 26, 2021, the FOMB approved two projects and excluded the approval of the Montalva Solar Project;

  the Company has submitted a new application to the FOMB to approve the Montalva Solar Project, and the Company and the FOMB are working to resolve the outstanding issues before the Puerto Rico Energy Bureau; and

  there is no assurance that the approval of the FOMB will be forthcoming on terms acceptable to the Company, or at all.

The disclosure under Item 4.B, General Description of Business - Montalva Solar Project - History of Development and Project Overview, at page 28 of the Amended Registration Statement, has been expanded to confirm that:

  the Company and the FOMB are working to resolve the outstanding issues before the Puerto Rico Energy Bureau;
  the timing for the resolution of the outstanding issues with the FOMB remains unclear; and
  there are no assurances that final FOMB approval can be obtained.

Related risk factor disclosure has been added to page 6 of the Amended Registration Statement, under the summary heading, "The Company's development of the Montalva Solar Project has not been approved by the Puerto Rico Financial Oversight and Management Board, and there is no assurance that such approval can be obtained on terms acceptable to the Company, or at all."

4. We note your graphic on page 28 entitled "PREPA's Transmission System 2014" and your subsequent disclosure regarding planned upgrades to the transmission system. Please update your disclosure for more recent information, if possible, and revise your graphics throughout the registration statement to be more legible.

Unfortunately, the PREPA has not released a more up-to-date or more legible version of its transmission system graphic.  Accordingly, the Company has elected to delete the graphic.

March 25, 2022 Page 5

5. Please discuss your plan of operations for the next twelve months in greater detail by, for example, including more detailed milestones in your business plan to generate first revenues, the costs associated with each milestone, and the persons responsible for each aspect of the business plan. Refer to the Instructions to Item 4.B of Form 20-F.

The Company has included a new subsection entitled "Plan of Operations" under Item 4.B, General Description of Business, commencing at page 31 of the Amended Registration Statement, which is intended to be responsive to Staff's comment.

Item 5. Operating and Financial Review and Prospects, page 32

6. Please expand your discussion to include a statement as to whether, in your opinion, the working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. Refer to Item 5.B.1(a) of Form 20-F.

The Company has included under Item 5.B, Liquidity and Capital Resources, at page 36 of the Amended Registration Statement, a statement confirming that the Company expects that is existing funds, together with the proceeds of an unregistered private placement offering in respect of which the Company has received irrevocable subscriptions for at least two million units (each consisting of one common share and one common share purchase warrant) offered at C$1.25 per unit, will be sufficient to sustain the Company's operations for the next 12 months.  As disclosed under Item 10.A, Share Capital - History of Issuances, at page 52 of the Amended Registration Statement, the private placement is expected to close no later than March 31, 2022.

Item 6. Directors, Senior Management and Employees, page 36

7. We note that the management information on your website differs from the information provided in your registration statement. For example, Paul Morris is listed on your website and not listed in your registration statement. In addition, Devon Sandford is listed as president of Greenbriar Alberta Holdco Inc. in the registration statement, whereas he is listed as president of Greenbriar Capital Corp. Alberta on your website. Please revise or advise.

As disclosed at page 47 of the Amended Registration Statement, Paul Morris is a member of the Company's Real Estate Advisory Board.  However, he does not serve the Company in any managerial capacity.  The disclosure at page 23 of the Amended Registration Statement, under Item 4.B, General Description of Business - Sage Ranch Real Estate Project - Marketing and Sales, has been revised to clarify that Mr. Morris, of Keller Williams Forward Living, has been retained by the Company as "Independent Head of Sales for Sage Ranch" under the Initial Master Sales and Marketing Agreement dated July 11, 2020 which is referenced therein.

Mr. Sandford serves as president of Greenbriar Alberta Holdco Inc.

March 25, 2022 Page 6

The Company has updated its corporate website.

8. Please expand the business background of each listed person to clarify their recent business experience, specific employment, and directorships, including dates. Please also disclose any principal business activities performed outside the company. We note, for example, that Jeffrey Ciachurski is also the CEO of Captiva Wellness Corp. and Michael Boyd appears to currently serve as a director of the same company, and neither fact appears in their biographies in your registration statement. Refer to Items 6.A.1 and 6.A.2 of Form 20-F.

The disclosure in Item 1.A, Directors and Senior Management, on page 3 of the Amended Registration Statement, and in Item 6.A, Directors and Senior Management - Business Experience, commencing on page 38 of the Amended Registration Statement,  has been revised in response to Staff's comment.

9. We note your disclosure on page 45 that "[a]s of January 24, 2022, [you] had no full-time or part-time employees." Please reconcile this disclosure with your statement on page 10 that "[t]he Company's operations depend on the continued efforts of its employees."

The disclosure in Item 6.D, Employees, at page 47 of the Amended Registration Statement, has been revised to reflect that, although the Company has no full-time or party-time employees, the following officers provide their respective services under consulting agreements:

  Jeffrey Ciarchurski, Clifford Webb and Anthony Balic serve as the Company's chief executive officer, president and chief financial officer, respectively;  and

  Mr. Devon Sandford serves as the president of the Company's wholly-owned subsidiary, Greenbriar Alberta Holdco Inc.

The risk factor included under the summary heading, "The loss of key personnel, the inability to engage and retain qualified officers, and labor disruptions could adversely affect the Company's business, financial position and results of operations.", commencing at page 12 of the Amended Registration Statement, has been revised to replace the former references to "key employees" with references to "officers" and "key personnel".

Item 7. Major Shareholders and Related Party Transactions, page 45

10. We note your disclosure on page 48 that "[o]n August 4, 2021, [you] declared USD $2,490,000 in bonus awards to executives and directors...in recognition of receiving full entitlement approval by local authorities for the Sage Ranch project." In addition, you state that "[your] compensation program currently relies heavily on the granting of stock options and performance bonuses." Please discuss how you determined which executive officers and directors were to receive the August 4, 2021 bonus awards and whether this type of award is commonly utilized and subject to a bonus or profit sharing plan. Refer to Item 6.B.1.(a) of Form 20-F.

March 25, 2022 Page 7

The disclosure under Item 7.B, Related Party Transactions - Bonus Awards, at page 50 of the Amended Registration Statement, has been revised to:

  correct the aggregate amount of the bonus awards (each, a "Bonus"), which was USD$2,740,000 (not USD$2,490,000);

  clarify that the Bonus awards were approved by the Company's board of directors, on the recommendation of the Compensation Committee (comprised of Clifford Webb, Michael Boyd and William Sutherland), in recognition of the many years of perseverance and effort involved in getting the Sage Ranch Real Estate Project approved, in the face of materially reduced management salaries and director fees, and other efforts by the board and the management team to conserve the Company's cash;

  confirm that, to the extent that a Bonus was proposed to be awarded to a director, such director was deemed to have had a "disclosable interest" in the award for the purposes of section 147 of the Business Corporations Act (British Columbia), and, after declaring his disclosable interest, abstained from voting on his own Bonus; and

  clarify that the Bonuses were awarded independently of any compensatory plan maintained by the Company, as extraordinary awards merited by the recipients in the unique circumstances surrounding the approval of the Final Master Development Plan for the Sage Ranch Real Estate Project by the City of Tehachapi.

11. Please revise this section to clarify the amounts outstanding under each of the loans, convertible debentures, or other indebtedness listed in this section, as of the latest practicable date. As one example, the amount of convertible debentures issued to Mr. Webb in 2018 that remain outstanding is unclear. Refer to Item 7.B.2 of Form 20-F. Please also expand as appropriate to disclose the transactions relating to the accounts payable balance you note in this section, or tell us why you believe it is not required.

The disclosure under Item 7.B, Related Party Transactions, commencing at page 49 of the Amended Registration Statement, has been expanded in response to Staff's comment.

12. Please expand your disclosure to describe the terms of the $1.971 million payment to Captiva mentioned on page 48.

The Company has included a new subsection entitled "Captiva Verde Wellness Corp." under Item 7.B, Related Party Transactions, at page 50 of the Amended Registration Statement, which is intended to be responsive to Staff's comment and provides updated information concerning the Company's loan receivable from Captiva.

March 25, 2022 Page 8

Item 10. Additional Information, page 47

13. Please update your disclosure on page 50 for all issuances to date. For example, we note the November 8, 2021 press release on your website announcing the closing of a non- brokered private placement for 300,000 units at $1.65 per unit.

The disclosure under Item 10.A, Share Capital - History of Issuances, commencing at page 52 of the Amended Registration Statement, has been expanded in response to Staff's comment to reflect all issuances to date, including grants of stock options.

Item 16F. Change in Registrant's Certifying Accountant, page 64

14. We note your disclosure that "the Company's former independent auditor, Deloitte LLP, resigned effective February 15, 2019 and Davidson & Company LLP was engaged as the Company's new independent auditor effective February 15, 2019." Please reconcile this disclosure with Davidson & Company LLP's statement in the audit report that they "have served as the Company's auditor since 2018."

Davidson & Company LLP's audit report has been revised to correct the typographical error as to the year of their appointment - namely, 2019.

Note 14 - Financial Instruments, page 65

16. Please revise your disclosures to disclose the level of the fair value hierarchy within which the fair value measures are categorized in their entirety. Reference is made to paragraph 93(b) of IFRS 13.

Note 14 to the Company's audited consolidated financial statements for the years ended December 31, 2020 and 2019 has been amended to disclose the respective fair value hierarchy levels of the categories of financial instruments.

17. We note that you have recorded unrealized (loss) gain on marketable securities and your current holdings of marketable securities relates to your shares in Captiva. To the extent your holdings of Captiva falls within either Level 2 or Level 3 of the fair value hierarchy, please revise your disclosures to provide a description of the valuation technique(s) and the inputs used in the fair value measurement. To the extent your holdings of Captiva falls within Level 3 of the fair value hierarchy, please expand your disclosures to provide all the required disclosures as outlined within paragraphs 91 - 99 of IFRS 13 for recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

March 25, 2022 Page 9

Marketable securities of Captiva are considered Level 1 in the Fair Value Hierarchy as the Captiva's common shares are listed for trading on the Canadian Securities Exchange, an active market, under the trading symbol "PWR".

Note 3 - Significant Accounting Policies Foreign Currency Translation, page 65

18. We note that the Company's functional currency is the Canadian dollar and the functional currency of the Company's subsidiaries is the United States dollar. Given your current level of operations and areas of focus, please tell us how you considered the guidance in paragraphs 9 -14 of IAS 21 in determining that Canadian dollars is the most appropriate functional currency for the Company. Your response should highlight all the facts and circumstances that supports your conclusion.

The Company has assessed its functional currency under the guidance of IAS 21 - The Effects of Changes in Foreign Exchange Rates:

Primary Indicators

1. What is the currency that mainly influences sales prices for goods and services?

Not applicable. The Company does not have any revenue.  The objective of the Company consists of the developing of renewable energy and sustainable real estate projects. The Company is currently focusing on real estate development in Tehachapi California and development of power projects in Puerto Rico and Canada. As the Company does not have any revenue, management has concluded that this indicator is not applicable to the determination of functional currency. To the extent that the entity's transactions or the events or conditions underpinning its investments change significantly, this indicator may need to be reassessed in the future.

2. What is the currency of the country whose competitive forces and regulations mainly determine the sales prices of its goods and services?

Not applicable - Consistent with #1 above, this indicator is not applicable as the Company does not sell any goods or services, nor is it likely to in the foreseeable future.

3. What is the currency that mainly influences labour, material and other costs of providing goods or services?

The Company incurs the majority of its expenditures in Canadian dollars and, accordingly, this indicator is considered the strongest in determining functional currency.

March 25, 2022 Page 10

Consideration of additional indicators is provided below.

Additional Indicators

1. What is the currency of financing activities (i.e. issuing debt and equity instruments)?

Canadian Dollars - Since inception, the Company has funded its activities from equity and convertible debt financings.  Proceeds from all financings since inception to date have been in Canadian dollars.  It is anticipated that all future financings will also be predominantly in Canadian dollars.

Note: The Company has entered into related party debt arrangements in the past for U.S. dollars, although these were ad hoc and not expected to occur regularly.

2. What is the currency in which receipts from operating activities are usually retained?

Not applicable - As noted above, the Company does not have revenue and therefore does not generate receipts from operating activities.  At any given point in time, the Company holds the vast majority of its cash in Canadian currency (parentco) and U.S. currency (subsidiaries).  The Company maintains a minimal amount of funds in a single U.S. dollar bank account for payment of infrequent U.S. dollar invoices.

Conclusion

On the basis of the primary and secondary indicators, management has concluded that the functional currency of the Company is Canadian dollars and of the subsidiaries is US dollars.

Property Held For Development And Sale, page 65

19. We note that capitalized costs include costs of conversion and other costs related to development. Please tell us and expand your disclosures to discuss the types of expenses that are potentially capitalized as a part of conversion and what other development costs are capitalized such as possibly interest, taxes, salaries, and other general and administrative expenses. Your discussion should also address the periods of capitalization, which would include when the capitalization period begins and ends.

The disclosure of Significant Accounting Policies contained in note 3 to the Company's audited consolidated financial statements for the years ended December 31, 2020 and 2019, under the heading, "Property held for development and sale," has been amended to include the types of capitalized costs and period of when these costs are capitalized.

March 25, 2022 Page 11

General

20. Please be advised that your registration statement will automatically become effective 60 days after the initial filing date. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

The Company is aware that the Amended Registration Statement will become effective by lapse of time on March 29, 2022 (being the 60th day following the date of the Registration Statement's original filing with the Commission), and that the Company will then become subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934, as amended.

21. Since you checked the box on the facing page of this registration statement to identify yourself as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise your registration statement to describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

Management determined that it is appropriate to include disclosure around the Company's status as an "emerging growth company", and the circumstances when it would cease to so qualify, as a risk factor at page 15 of the Amended Registration Statement, under the summary heading, "As an 'emerging growth company' under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our common shares less attractive to investors."  The risk factor includes confirmation that, for so long as the Company qualifies as an "emerging growth company," it will be exempt from the requirement to comply with the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act in the assessment of the Company's internal control over financial reporting.

Additional disclosure concerning the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 is contained in the immediately following risk factor, under the summary heading, "We will incur increased costs as a result of operating as a U.S. public company, and our management will be required to devote substantial time to new compliance initiatives."

March 25, 2022 Page 12

Should the Commission have any further comments or questions arising from any of the above responses, please do not hesitate to contact the writer at (604) 691-7493 at any time.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono
Co-Chair, U.S. Securities Practice for McMillan LLP

Encl.

cc: Jeffrey Ciachurski
 Chief Executive Officer
 Greenbriar Capital Corp.